ORBIS

Warszawa , 2005-05-18

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL
RECEIVED
PROCESSING
MAY 3 1 2005
WASH. D.C.
SECTION

Ref.: 82-5025




05008755

Dear Sirs,

Please find enclosed the text of the Current report no 20/2005.
Best regards

Krzysztof Gerula

I Vice President

PROCESSED
JUN 09 2005



Current report no 20/2005

In connection with the planned conversion into the Etap brand, the Management Board made a decision on liquidation of 4 Orbis S.A. branches as at November 30, 2005, involving Hotel Reda in Szczecin, Hotel Solec in Warsaw, Hotel Tranzyt in Częstochowa, Hotel Wanda in Kraków. Closing down of operations in the said hotels will commence on October 15, 2005. Contracts of employment with branch employees should be terminated by November 30, 2005.